UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
UCapture Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      January 12, 2015

Physical address of issuer
2 Gold Street, Apt. 3109, New York, NY 10038

Website of issuer
https://www.ucapture.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
May 15, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$33,674	$55,314
Cash & Cash Equivalents	$27,424	$25,936
Accounts Receivable	$0	$29,378
Short-term Debt	$206,197	$157,288
Long-term Debt	$50,000	$0
Revenues/Sales	$26,610	$9,284
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-137,327	$-172,582

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 6, 2020, 2019

UCapture Inc.



Up to $750,000 of Crowd Notes

UCapture Inc. ("UCapture", the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by May 15, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by May 15, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 8, 2020 will be permitted to increase their subscription amount at any time on or before May 15, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 15, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 15, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.ucapture.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/ucapture

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

UCapture Inc. is a Delaware C-Corporation, formed on November 1, 2019.

The Company is located at 2 Gold Street, Apt. 3109, New York, NY 10038.

The Company's website is https://www.ucapture.com.

The Company previously operated as a New York Limited Liability Company under the name UCapture LLC. On November 1, 2019, the Company converted to a Delaware Corporation.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/ucapture and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$750,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	May 15, 2020
Use of proceeds	See the description of the use of proceeds on pages 11 and 12 hereof.

Voting Rights	See the description of the voting rights on pages 10, 16, 17, and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The carbon offset market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive carbon offset space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The company currently has approximately $50,000 outstanding balance in a revolving credit promissory note as of 12/31/2019. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Company entered into a revolving credit promissory note on May 8, 2019, which allows the Company to borrow up to a total of $200,000. The note matures on December 31, 2023, and outstanding balances accrue interest at 8%. At August 31, 2019, the outstanding principal balance was $50,000, with accrued interest of $1,337.

The Company has failed to implement proper and effective internal controls, disclosure controls, and/or corporate governance procedures. Prior to this offering, the Company has, on at least one occasion, failed to implement or maintain an effective system of corporate governance. In particular, the Company has occasionally used corporate bank accounts to directly pay employee salaries. Risks related to errors in proper payroll processing include, but are not limited to, miscalculations of payroll or payroll taxes, penalties, and lack of security.

The company has engaged in related party transactions. During the years ended August 31, 2019 and 2018, an officer of the Company loaned money for operations. This balance accrues interest at 7% per annum. At August 31, 2019 and 2018, the amount of debt outstanding is $170,437 and $150,000, respectively, and is recorded under 'Loan payable – related party' on the balance sheets. The amount of accrued interest outstanding at August 31, 2019 and 2018 is $16,675 and $5,226, respectively, and is recorded under 'Accrued interest – related party' on the balance sheets. During the year ended August 31, 2018, the company advanced an officer $29,378 and is recorded on the balance sheet as 'Related party receivable'. This advance is noninterest bearing, and the balance at August 31, 2019 was zero. During the year ended August 31, 2019, an officer advanced the company $14,058 and is recorded on the balance sheet as 'Related party advance'. This advance is noninterest bearing.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,500,000 valuation cap, so you should not view the $4,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 83.655%% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

How UCapture Works:

1. We've formed affiliate marketing relationships with over 25,000 online stores, like Expedia and Target.
2. We've built a browser extension that is available in Chrome, Firefox, Edge and 3 other browsers.
3. Our extension activates on partner websites; UCapture earns a commission when users shop.
4. We use two-thirds of our commission to fund verified carbon offset projects, like reforestation.
5. Our extension also automatically applies the best coupon code available, so users can save money and save the planet.

Future Development:

1. Mobile App: Our mobile solution will replicate our extension's functionality for mobile shopping, tapping UCapture into a growing segment of e-commerce and boosting the value of each user.
2. In-Person: We'll bring UCapture's business model to over 20,000 retail locations in the US through a card-linked system that will tap into in-store spending (proceed after capital raise).
3. White-Label Partnerships: Monetize our technology further by offering other companies a turn-key solution for a customized loyalty program, boosting revenue and diversifying distribution (first contract signed with EnergyAustralia).
4. Payments: We'll expand to payment technologies, such as developing a rewards credit card that funds carbon offsets with every purchase (in development at Bankia FinTech accelerator).

Business Plan

More than 4,000 users have generated over $50,000 in commissions which has led to over 7,000 tons of carbon offset by UCapture. In 2020, we will add to our product suite using the Seed capital raised; then, in 2021, we'll conduct a Series A round to raise scale-up capital for a full-court marketing press.

Current Market

Globally-Scalable: A markets-based solution to tackling climate change using online and offline marketing, our technology works everywhere (browser extension, mobile app, affiliate marketing), and we already have a global mix of online partners. Further, our approach to climate change does not rely on the actions of governments or regulators. It is a power-to-the-people solution.

Universally Relevant: Global warming is inherently global. We believe UCapture can be swiftly adopted in most major consumer markets where people are increasingly searching for approaches to harmonize consumption with the environment. We empower consumers to build their own green-economy, and can become one of the driving forces in the fight against climate change.

Trending Concepts: Research shows 70% of consumers are concerned about climate change. As concern becomes action, UCapture is positioned to be the go-to platform for reaching personal carbon footprint goals. On the retail side, trends in Corporate Social Responsibility have made partnering with UCapture an easy decision and enabled us to extract favorable terms.

Few Direct Competitors: Other shopping tools reward users with cash back or charitable donations, but none is dedicated to carbon footprint, like UCapture. Our closest competitors focus on planting trees which we believe will prove to be a less useful "currency" than carbon offsets in quantifying carbon footprint reduction. Further, our technology suite is superior to most.

Create Network Effect: Our planned ecosystem of a browser extension, mobile app, mobile games, credit-card linked platform, carbon footprint calculators, and offset marketplace will become the one-stop carbon shop. Built-in gamification from leaderboards, referral bonuses and avatars, will enhance our network effect, keeping users engaged and making UCapture the obvious choice.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.50% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Mobile Browser	40%	40%	22%
Grass-Roots Marketing	35%	35%	22%
Operating Expenses	15%	15%	7%

Extension & Website	10%	10%	7%
Card Linked Service	0%	0%	22%
Institutional Sales Manager	0%	0%	11%
Online Marketing	0%	0%	9%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Avery Michaelson	Founder & CEO (July 2016 - Present)	UCapture, Founder & CEO (July 2016 - Present) Project manager for technology development, developing affiliate marketing relationships, developing and implementing the marketing strategy, forging distribution partnerships, finance and accounting, management of hiring and other personnel.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	7,172,314.86	Yes	Yes – the 71,723.15 Shares owned by SBC are subject to an anti-dilution clause. In the event of any	See previous answer.	100%	N/A

			Equity Financing at a Pre-Money Valuation of less than AUD $5,000,000, or if the Company issues any Capital Stock, warrants, options or other share appreciation rights, to employees, advisors, consultants, advisory board members or any other similar parties, the Company must then issue bonus Shares to SBC in numbers sufficient to retain SBC's percentage shareholding at 1%, in relation to the total number of shares of Capital Stock on issue at any time, measured on a Fully Diluted Basis ("SBC Anti-Dilution Right")			

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Revolving Credit Promissory Note	Avery Michaelson	$408,043 as of 12/31/2019	7%	None	None	December 31, 2023	Lender has agreed to extend the Maturity date to December 31, 2026 as long as the Lender remains a beneficial

							owner of 20% or more of the Company's outstanding voting equity securities
Revolving Credit Promissory Note	Mark Siadat	$18,939 as of 12/31/2019	7%	None	None	December 31, 2023	
Revolving Credit Promissory Note	David Lynch	$72,615 as of 12/31/2019	8%	None	None	December 31, 2023	Will be repaid in the form of Convertible Note issued in the Seed Round.

Ownership

A majority of the Company is owned by one person. That person is Avery Michaelson.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Avery Michaelson	6,000,000 Common Shares	83.655%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
UCapture, Inc. ("the Company") was a limited liability company organized on January 12, 2015 under the laws of the State of New York, and is headquartered in New York, New York. On November 1, 2019, the Company converted to a Delaware Corporation. The accompanying financial statements have been retroactively prepared to reflect the Company as a Corporation. UCapture is a green‐tech platform that funds carbon offset projects and combats climate change. When you shop using UCapture's technology, their partners contribute a portion of your spending to carbon offset projects, such as reforestation and methane capture.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $10.839.57 in cash on hand as of 2/29/2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,750,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,750,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $100,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. }

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended August 31, 2019 and 2018, an officer of the Company loaned money for operations. This balance accrues interest at 7% per annum. At August 31, 2019 and 2018, the amount of debt outstanding is $170,437 and $150,000, respectively, and is recorded under 'Loan payable – related party' on the balance sheets. The amount of accrued interest outstanding at August 31, 2019 and 2018 is $16,675 and $5,226, respectively, and is recorded under 'Accrued interest – related party' on the balance sheets.

During the year ended August 31, 2018, the company advanced an officer $29,378 and is recorded on the balance sheet as 'Related party receivable'. This advance is noninterest bearing, and the balance at August 31, 2019 was zero.

During the year ended August 31, 2019, an officer advanced the company $14,058 and is recorded on the balance sheet as 'Related party advance'. This advance is noninterest bearing.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Avery Michaelson

(Signature)

Avery Michaelson

(Name)

Founder & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Avery Michaelson

(Signature)

Avery Michaelson

(Name)

Founder & CEO

(Title)

March 6, 2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



UCAPTURE, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

August 31, 2019 and 2018

UCAPTURE, INC.

Years Ended August 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of UCapture, Inc.

We have reviewed the accompanying financial statements of UCapture, Inc. ("the Company"), which comprise the balance sheets as of August 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

March 5, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

UCAPTURE, INC.

BALANCE SHEETS

August 31, 2019 and 2018

(unaudited)

		2019		2018
Assets				
Current assets				
Cash and cash equivalents	$	27,424	$	25,936
Prepaid expenses		6,250		-
Related party receivable		-		29,378
Total current assets		33,674		55,314
Total assets	$	33,674	$	55,314
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	3,690	$	2,062
Accrued interest		1,337		-
Accrued interest - related party		16,675		5,226
Related party advance		14,058		-
Loan payable - related party		170,437		150,000
Total current liabilities		206,197		157,288
Long term liabilities				
Loan payable		50,000		-
Total long term liabilities		50,000		-
Total liabilities		256,197		157,288
Commitments and contingencies		-		-
Stockholders' equity				
Common stock, 7,100,591 shares issued and outstanding at August 31, 2019 and 2018		71		71
Additional paid-in capital		399,929		399,929
Shares to be issued		16,778		-
Accumulated deficit		(639,301)		(501,974)
Total stockholders' equity		(222,523)		(101,974)
Total liabilities and stockholders' equity	$	33,674	$	55,314

See accountants' review report and accompanying notes to the financial statements.

UCAPTURE, INC.

STATEMENTS OF OPERATIONS

For the Years Ended August 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue		
Sales, net	$ 26,610	$ 9,284
Total revenue	26,610	9,284
Cost of goods sold	-	-
Gross profit	26,610	9,284
Operating expenses		
Payroll and related expenses	70,224	73,057
General and administrative	80,927	103,583
Total operating expenses	151,151	176,640
Income (loss) from operations	(124,541)	(167,356)
Other income (expense)		
Interest expense	(12,786)	(5,226)
Total other income (expense)	(12,786)	(5,226)
Net income (loss) before income taxes	(137,327)	(172,582)
Provision for income taxes	-	-
Net income (loss)	$ (137,327)	$ (172,582)

See accountants' review report and accompanying notes to the financial statements.

3

UCAPTURE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended August 31, 2019 and 2018
(unaudited)

| | Common Stock | | Additional | Shares to be | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Issued	Earnings (Deficit)	Equity
Balance on August 31, 2017	7,100,591	$ 71	$ 399,929	$ -	$ (329,392)	$ 70,608
Net income (loss)					(172,582)	(172,582)
Balance on August 31, 2018	7,100,591	71	399,929	-	(501,974)	(101,974)
Issuance of common stock for cash				16,778		16,778
Net income (loss)					(137,327)	(137,327)
Balance on August 31, 2019	7,100,591	$ 71	$ 399,929	$ 16,778	$ (639,301)	$ (222,523)

See accountants' review report and accompanying notes to the financial statements.

4

UCAPTURE, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended August 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net income (loss)	$ (137,327)	$ (172,582)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Prepaid expenses	(6,250)	-
Related party receivable	29,378	(29,378)
Accounts payable and accrued expenses	1,628	2,062
Accrued interest	12,786	5,226
Related party advance	14,058	-
Net cash used by operating activities	(85,727)	(194,672)
Cash flows from financing activities		
Funds received from issuance of equity securities	16,778	-
Proceeds from loan	50,000	-
Proceeds from related party loan	20,437	150,000
Net cash provided by financing activities	87,215	150,000
Net increase (decrease) in cash and cash equivalents	1,488	(44,672)
Cash and cash equivalents, beginning	25,936	70,608
Cash and cash equivalents, ending	$ 27,424	$ 25,936
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

UCapture, Inc. ("the Company") was a limited liability company organized on January 12, 2015 under the laws of the State of New York, and is headquartered in New York, New York. On November 1, 2019, the Company converted to a Delaware Corporation. The accompanying financial statements have been retroactively prepared to reflect the Company as a Corporation. UCapture is a green-tech platform that funds carbon offset projects and combats climate change. When you shop using UCapture's technology, their partners contribute a portion of your spending to carbon offset projects, such as reforestation and methane capture.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is August 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Risks and Uncertainties

The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At August 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

Prior to November 2019, the Company was a limited liability. As such, for the two years ending August 31, 2018 and 2019, the Company was treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss was allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the New York jurisdiction.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic business entities for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 5, 2020, the date these financial statements were available to be issued and noted the following subsequent events.

On November 1, 2019, the Company converted from an LLC to a C-Corp. After conversion, there were 7,100,591 shares issued and outstanding.

In November 2019, the Company issued 71,723 shares to an investor. The value of these shares were recorded as Shares to be Issued on the balance sheet at August 31, 2019.

In October and November 2019, the Company received a total of $20,000 from a lender. See Note 4 for terms.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $639,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended August 31, 2019 and 2018, an officer of the Company loaned money for operations. This balance accrues interest at 7% per annum. At August 31, 2019 and 2018, the amount of debt outstanding is $170,437 and $150,000, respectively, and is recorded under 'Loan payable – related party' on the balance sheets. The amount of accrued interest outstanding at August 31, 2019 and 2018 is $16,675 and $5,226, respectively, and is recorded under 'Accrued interest – related party' on the balance sheets.

During the year ended August 31, 2018, the company advanced an officer $29,378 and is recorded on the balance sheet as 'Related party receivable'. This advance is noninterest bearing, and the balance at August 31, 2019 was zero.

During the year ended August 31, 2019, an officer advanced the company $14,058 and is recorded on the balance sheet as 'Related party advance'. This advance is noninterest bearing.

NOTE 4 – NOTES PAYABLE

The Company entered into a revolving credit promissory note on May 1, 2019, which allows the Company to borrow up to a total of $200,000. The note matures on December 31, 2023, and outstanding balances accrue interest at 8%. At August 31, 2019, the outstanding principal balance was $50,000, with accrued interest of $1,337.

NOTE 5 – COMMON STOCK

Subsequent to August 31, 2019, the Company converted to a Corporation and authorized 10,000,000, $.00001 par value, shares of common stock. The conversion to a corporation was retroactively presented in the financial statements with 7,100,591 shares issued and outstanding at each year end. There were no shares issued during the two years ending August 31, 2019.

EXHIBIT C
PDF of SI Website


UCAPTURE
SAVE MONEY. SAVE THE PLANET.
Pitch Deck | Seed Round
Disclaimer

DOWNLOAD

Invest in UCapture

Offset your carbon footprint, for free, when you shop

Edit Profile

$1,000	$4,750,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN UCAPTURE

Time Left 63d : 08h : 45m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: www.ucapture.com

UCapture is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by UCapture without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Produced >150% YoY revenue growth by adding over 20,000 new affiliate marketing partners and increasing new revenue generating users by over 279% (unaudited)
- Internet browser extension has already generated over $14.00, on average, of lifetime revenue per user that has completed at least one transaction
- Acquiring users at a low cost (presently ~$1 each) through referrals from users and sustainability professionals implementing our technology at their institution
- Contracted by EnergyAustralia to deliver a white-label version of our technology to their customers beginning with 30,000, with expected revenue of $100,000 in 2020
- Selected for the Bankia FinTech accelerator program (Feb-Jun 2020), where we'll work with the Spanish bank on extending UCapture's business model to various payments technologies

Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,750,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

UCapture is a green-tech platform that harnesses the power of consumers to combat climate change by getting companies to offset the carbon footprint of users' shopping, at no extra cost, creating a win-win-win for consumers, companies and the planet.

Problem: Climate change requires us to go carbon neutral rapidly; however, we don't want to pay for it.

Solution: UCapture is an easy, fun and free way to offset your carbon footprint when you shop online.

How UCapture Works:

1. We've formed affiliate marketing relationships with over 25,000 online stores, like Expedia and Target.

2. We've built a browser extension that is available in Chrome, Firefox, Edge and 3 other browsers.

3. Our extension activates on partner websites; triggering UCapture to earn a commission when users shop.

4. We use two-thirds of our commission to fund verified carbon offset projects, like reforestation.

5. Our extension also automatically applies the best coupon code available, so users can save money and save the planet.

Future Development:

1. Mobile App: Our mobile solution will replicate our extension's functionality for mobile shopping, tapping UCapture into a growing segment of e-commerce and boosting the value of each user.

2. In-Person: We'll bring UCapture's business model to over 20,000 retail locations in the US through a card-linked system that will tap into in-store spending (proceed after capital raise).

3. White-Label Partnerships: Monetize our technology further by offering other companies a turn-key solution for a customized loyalty program, boosting revenue and diversifying distribution (first contract signed with EnergyAustralia).

4. Payments: We'll expand to payment technologies, such as developing a rewards credit card that funds carbon offsets with every purchase (in development at Bankia FinTech accelerator).

Traction & Roadmap:

More than 4,000 users have generated over $55,000 in commissions which has led to over 7,000 tons of carbon offset by UCapture. In 2020, we will add to our product suite using the Seed capital raised; then, in 2021, we'll conduct a Series A round to raise scale-up capital for a full-court marketing press.

Gallery



UCapture Campus Ambassador Application Video #2

UCapture Demo Day Pitch at Startupbootcamp.

UCapture's Founder, Avery Michaelson, presenting about his green-tech platform at the Startupbootcamp EnergyAustralia DemoDay 2019. The event took place on Thursday, April 11th at ZINC Federation Square in Melbourne, Australia. It was attended by ~400 investors and industry professionals interested in hearing from the cohort of 11 start-up companies. The Startupbootcamp EnergyAustralia program ran from January 10th - April 11th, concluding with this DemoDay event. UCapture made a lot of progress throughout the program, with some of the successes highlighted by Avery in his speech. In this presentation, Avery explains the UCapture platform and encourages the audience to join his green-tech platform to help save the planet from climate change.

Media Mentions



The Team

Founders and Officers



Avery Michaelson
FOUNDER & CEO

An entrepreneur who started his career working in investment banking, Avery is passionate about implementing market-based solutions to address some of the world's biggest challenges.

His background in finance and institutional sales compliment his high-energy leadership approach and conviction that UCapture is the system-change the world needs to solve the climate crisis.

Avery graduated Magna Cum Laude from the Wharton School at The University of Pennsylvania, and is a frequent speaker at environmental and financial conferences.



Mark Siadat
FOUNDER & CTO

Mark Siadat is a full-stack software developer who has worked at both start-ups and large enterprises.

His ability to develop all of the technologies UCapture is pursuing and proficiency in managing remote teams of resources provides a cost-efficient way to develop multiple world-class services.

Mark worked at Tipsy during its pre-acquisition phase and then at a well-regarded technology development company after graduating with a BS in Mathematics from Arizona State University.

Key Team Members

 **Mara Soo**

Notable Advisors & Investors

	David Lynch		Justin McFarlane		Trevor Townsend

	Daisy Kendrick		Peter Neill		Aron Vink

	Kate Bennett		Gary Swantner		Zara Amer

	Michael Malara

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $750,000
Minimum investment:	US $1,000
Target Minimum:	US $200,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,750,000
Interest rate:	5.0%
Note term:	36 months

Additional Terms

Custody of Shares	Investors who invest $100,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While UCapture has set an overall target minimum of US $200,000 for the round, UCapture must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to UCapture's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

- Mobile Browser
- Extension & Website
- Grass-Roots Marketing
- Operating Expenses

If Maximum Amount Is Raised

- Mobile Browser
- Card-Linked Service
- Extension & Website
- Grass-roots Marketing
- Online Marketing
- Operating Expenses
- Institutional Sales Mana…

Investor Perks

Early Birds | Invest in first two weeks to receive a t-shirt and 1 ton of carbon offset

$1,000+ | Receive a t-shirt

$10,000+ | Receive a t-shirt and 10 tons of Carbon Offset

$50,000+ | Above + quarterly call with Co-Founders

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	Pre-Seed

Round Size	US $500,000		Round Size	US $200,000
Closed Date	Dec 26, 2015		Closed Date	Apr 25, 2019
Security Type	Common Equity		Security Type	Convertible Note

Market Landscape

Globally-Scalable: A markets-based solution to tackling climate change using online and offline marketing, our technology works everywhere (browser extension, mobile app, affiliate marketing), and we already have a global mix of online partners. Further, our approach to climate change does not rely on the actions of governments or regulators. It is a power-to-the-people solution.

Universally Relevant: Global warming is inherently global. We believe UCapture can be swiftly adopted in most major consumer markets where people are increasingly searching for approaches to harmonize consumption with the environment. We empower consumers to build their own green-economy, and can become one of the driving forces in the fight against climate change.

Trending Concepts: Research shows 70% of consumers are concerned about climate change. As concern becomes action, UCapture is positioned to be the go-to platform for reaching personal carbon footprint goals. On the retail side, trends in Corporate Social Responsibility have made partnering with UCapture an easy decision and enabled us to extract favorable terms.

Few Direct Competitors: Other shopping tools reward users with cash back or charitable donations, but none is dedicated to carbon footprint, like UCapture. Our closest competitors focus on planting trees which we believe will prove to be a less useful "currency" than carbon offsets in quantifying carbon footprint reduction. Further, our technology suite is superior to most.

Create Network Effect: Our planned ecosystem of a browser extension, mobile app, mobile games, credit-card linked platform, carbon footprint calculators, and offset marketplace will become the one-stop carbon shop. Built-in gamification from leaderboards, referral bonuses and avatars, will enhance our network effect, keeping users engaged and making UCapture the obvious choice.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The carbon offset market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive carbon offset space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The company currently has approximately $50,000 outstanding balance in a revolving credit promissory note as of 12/31/2019. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Company entered into a revolving credit promissory note on May 8, 2019, which allows the Company to borrow up to a total of $200,000. The note matures on December 31, 2023, and outstanding balances accrue interest at 8%. At August 31, 2019, the outstanding principal balance was $50,000, with accrued interest of $1,337.

The Company has failed to implement proper and effective internal controls, disclosure controls, and/or corporate governance procedures. Prior to this offering, the Company has, on at least one occasion, failed to implement or maintain an effective system of corporate governance. In particular, the Company has occasionally used corporate bank accounts to directly pay employee salaries. Risks related to errors in proper payroll processing include, but are not limited to, miscalculations of payroll or payroll taxes, penalties, and lack of security.

The company has engaged in related party transactions. During the years ended August 31, 2019 and 2018, an officer of the Company loaned money for operations. This balance accrues interest at 7% per annum. At August 31, 2019 and 2018, the amount of debt outstanding is $170,437 and $150,000, respectively, and is recorded under 'Loan payable – related party' on the balance sheets. The amount of accrued interest outstanding at August 31, 2019 and 2018 is $16,675 and $5,226, respectively, and is recorded under 'Accrued interest – related party' on the balance sheets. During the year ended August 31, 2018, the company advanced an officer $29,378 and is recorded on the balance sheet as 'Related party receivable'. This advance is noninterest bearing, and the balance at August 31, 2019 was zero. During the year ended August 31, 2019, an officer advanced the company $14,058 and is recorded on the balance sheet as 'Related party advance'. This advance is noninterest bearing.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
〉 🗀 Financials (1 file)	Oct 11, 2019	Folder
〉 🗀 Fundraising Round (1 file)	Oct 11, 2019	Folder
〉 🗀 Miscellaneous (4 files)	Oct 11, 2019	Folder

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...	POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in UCapture

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by UCapture. Once UCapture accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to UCapture in exchange for your securities. At that point, you will be a proud owner in UCapture.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, UCapture has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now UCapture does not plan to list these securities on a national exchange or another secondary market. At some point UCapture may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when UCapture either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is UCapture's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the UCapture's Form C. The Form C includes important details about UCapture's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



CAPTURE

SAVE MONEY. SAVE THE PLANET.

Pitch Deck | **Seed Round**

This presentation contains offering materials prepared solely by UCapture Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

The Problem & Opportunity

Everyone wants to **combat climate change**, but we…

DON'T WANT TO PAY FOR IT	**DON'T WANT TO CHANGE HABITS**	**NEED TO BE REWARDED**

Fortunately, **UCapture** is…

FREE	**EASY**	**REWARDING**
affiliate marketing	**extension & mobile app**	**coupons, gamification**

UCapture is the **easy, fun and free** way to combat climate change!

UCapture's Business Model

UCapture **earns commissions when users shop with retail partners** using our technology.

Retail partners pay these commissions as **"green marketing"** to attract and retain customers.



USERS

credit for
carbon offsets

retail traffic

CARBON
OFFSETS

66.7% of $

33.3% of $

commissions ($)
2-20% of spending

retail traffic

MERCHANTS

REVENUE

66.7% goes to verified **carbon offset projects**; the remaining **33.3% is our revenue**.

As such, UCapture **offsets users' carbon footprint** in a **free and frictionless** way.

Product 1 – Browser Extension

Finished Product

Our **browser extension** is available on Chrome, Firefox, Edge and three other browsers.

It funds **carbon offset** projects, at no cost to our users, when they **shop online**.


UCapture - Save Money. Save th
ucapture.com
Save Money. Save the Planet.
UCapture funds environmental projects and automatically applies coupon codes when you shop with over 15,000 stores.
Add UCapture - It's Free
5,244,756 kgs. of CO2 offset
22,640 members helping the environment

Install the UCapture Extension


Walmart.com | Save Money. Live
walmart.com
Search
NextDay delivery
UCAPTURE
Click to Activate
Save on home faves
Welcome fall with up to 50% off furniture, appliances, & more.
Shop all
New!
NextDay delivery
Get started
Free on $35+ eligible orders. No membership fee.
Feedback

Shop at 25,000+ websites


UCapture - Save Money. Save th
ucapture.com/projects/kariba
You saved $49.50
Coupon Code
UCAPTURE40
Back to Checkout
We estimate
115 to 348 kgs. of CO2
will be offset by
your order.
We'll let you know when
this occurs (may take
up to two weeks).

Carbon offset & coupon applied

It also **automatically applies coupons**, so users **save money** and save the planet.

Product 2 – Carbon Offset Marketplace

Finished Product

UCapture also **sells carbon offsets** to individual and institutional users through our platform.


Buy Now
$7.50 / ton
MYTRAH WIND POWER - INDIA
Wind Energy
703,268 kgs. offset
Generating electricity using wind, then exporting it to the regional grid system, providing an alternative to
Buy Now
$3.00 / ton
CAPRICORN RIDGE WIND ENERGY CENTER - USA
Wind Energy
90,312 kgs. offset
Generating electricity using wind, then exporting it to the regional grid system, providing an alternative to
Buy Now
$7.50 / ton
Buy Now
$13.50 / ton

Select project to fund


Capricorn Ridge Wind Energy Center
How much CO2 would you like to offset?
$3.00 / ton
2205 kgs.
or
$ 3.00 USD
ENTER PAYMENT INFO
Name on Card
Email Address
Card Number
Card number
Pay Now

Payments processed by Stripe


UCAPTURE
SAVE MONEY. SAVE THE PLANET.
About
Blog
Projects
Stores
Leaderboards
Account
ACTIVITY
1,000 kgs. of CO2 offset by shopping
0 kgs. offset by referring others
DATE
UCAPTURE PARTNER
KGS. OFFSET
PROJECT
SEP 8, 2019 south pole SOUTH POLE (OFFSET PURCHASE) 1,000 MYAMYN CONSERVATION
AUG 6, 2019 Expedia EXPEDIA 240 SOUTH AMAZON FOREST PROTECTION
APR 14, 2019 turbotax TURBOTAX 3,780 EFFICIENT COOKSTOVES IN RWANDA
APR 4, 2019 GoDaddy GODADDY 242 EFFICIENT COOKSTOVES IN RWANDA

Offsets tracked in account

Our marketplace already has **market leading project selection and pricing**.

We'll continue improving both aspects by fostering **competition amongst offset providers**.

Product 3 – Mobile App/Browser

In Development – Delivery Expected 1H 2020

UCapture will **replicate our browser extension** functionality through a **mobile browser (App)**.



https://www.google.c...
Web
Images
Sign in
Google
UCapture Stores
UCapture In Person
UCapture Games

Strong browser functionality



UCAPTURE
Click to Activate
This is ASOS
SHOP WOMEN
SHOP MEN

Automatic carbon offsets and coupons on mobile shopping



Extra features, like AR game "Carbon Hunters"

Our App will contain other features, including an **augmented reality (AR)** game to support **in-person partnerships** and an arcade that will incorporate **AdMob (Google Ads)**.

Product 4 – Card-Linked Offline

System Scoped Out – Delivery Expected 2H 2020

We'll translate our online model to **in-store shopping** through a **card-linked loyalty platform**.

Users **register their credit/debit card** with UCapture and earn rewards at participating retailers.


REGISTER CARDS
What's your credit card number?
VISA
CREDIT
9012 3456 7890 1234

Register credit/debit cards



Shop at 20,000+ real-world locations


You offset
500 lbs. of CO2
with your recent
purchase at
ABC Grocery

Earn carbon offsets

We've found a **solution for the US** and know of similar models in other markets.

The card-linked platform will **integrate with our Mobile App** for a seamless in-person experience.

Product 5 – Co-Branded Credit/Debit Cards

Proof of Concept in Development

We'll extend our business model to payments through **co-branded credit and debit cards**.

By earning commissions on all transactions, we'll make **carbon offsetting consumption universal**.


UCAPTURE
SAVE MONEY. SAVE THE PLANET.
Bankia
0966 4200 1234 5678
VISA
Credit

Carbon Card powered by UCapture



Works in Mobile Banking Apps


Regular
PRICE PER GALLON $
87
PRICE PER GALLON $
91

Creates Carbon Neutral Gasoline!

UCapture was selected for the **Bankia FinTech accelerator program** where we will work with one of Spain's largest banks to **develop this Proof of Concept (H1 2020)**.











Product 6 – White-Label Partnerships

Two Partnerships Under Contract

UCapture can leverage our **existing technology and expertise in affiliate marketing** to offer other companies or organizations a **turn-key solution for a customized loyalty program**.

Under Contract

rePurpose

rePurpose is licensed to distribute a white-labeled version of UCapture for #PlasticNeutral.

Minimal set-up work as it uses the same technology and affiliate partnerships for tangential purpose.

EnergyAustralia

Contracted to launch a Loyalty Program aimed at their 1.7 million energy customers.

$50,000 Implementation Fee
$5,000 Monthly Management Fee
33% Revenue (Net of Monthly Fee)

Potential Targets

National Wildlife Federation · water.org · NextEra Energy · DBS

There are countless companies, non-profits and causes that are appropriate for this service.

We believe this approach will dramatically **increase distribution of our technology (and revenue)** while **diversifying our growth** to partners and causes not linked to climate change.









Go To Market Strategy

UCapture leverages **institutional relationships** for much of our growth, functioning as a sustainability solution that helps them **offset their carbon footprint**, for free.

*500+ **Universities** have Carbon Neutral pledges*

- *100+ Campus Ambassadors working for referral fees*
- *25+ Sustainability Mgrs. dist. UC to reach their CO2 goals*

***Corporate** Sustainability is on the rise globally*

- *20+ Employee or Customer engagement trials underway*
- *10+ Batch Installation trials of the extension underway*

***Environmental orgs.** share our mission but lack tools*

- *10+ Org. Partners with Advisors for intros and help*
- *Many global groups in Board level discussions*

***Influencer** marketing can convert and become viral*

- *Launched Global Ambassadors program*
- *Can acquire users at <$2 and gain huge exposure*

This **B2B2C strategy** for growth helps us **acquire users at a low cost (~$1 each, often free)** and should gain momentum as early case studies prove the strategy works for institutions.



Roadmap & Addressable Market

1H 2018
Website, Extension v1.0
2H 2018
University Partnerships
1H 2019
Tech Accelerator
2H 2019
Offset Market, Corporate Integrations
2020
Mobile App, Card-linked system
2021
Accelerate Marketing Spend
Seed Capital
Series A
(expected)

$25T
Global retail spending
$3T
Global retail e-commerce

70% of consumers are **concerned about climate change**.

UCapture puts the **“cost of carbon”** into consumption in a **win-win-win** for consumers, companies and the planet.

Source: www.statista.com

Competitive Analysis

UCapture is unique in using **affiliate marketing** to fund **carbon offset projects** through a suite of **free and easy technologies** and a **gamified experience**.

	Completely Free	Browser Extension	Thousands of Stores	Green Tech	Carbon Offsets	Coupon Codes	Gamification of Reward
UCapture LIVE CARBON NEUTRAL	✓	✓	✓	✓	✓	✓	✓
GreenHotelWorld / TripZero	✓	✗	✗	✓	✓	✗	✗
ECOSIA	✓	✓	✗	✓	✗	✗	✗
goodshop / iGive.com	✓	✓	✓	✗	✗	✓	✗
EBATES / honey	✓	✓	✓	✗	✗	✓	✗

UCapture User & Commission History

Cumulative User Count and Revenue



Revenue Generating Users

Total Revenue

Total Revenue in 2018	**$13,627**
Total Revenue in 2019	**$34,290**
YoY Growth in Revenue	**152%**
Revenue Generating Users (End 2018)	**1352**
Revenue Generating Users (End 2019)	**3780**
YoY Growth in Rev. Gen. Users	**180%**
Lifetime Revenue (2/29/2020)	**$56,445**
Lifetime Revenue per Rev. Gen User	**$14.01**

Revenue per user is expected to increase when Mobile App and In-Person Solution become available.

$50,000 Fee from EnergyAustralia white-label contract in H1 2020, plus expected on-going revenue of the greater of $5k monthly fee, or 33.3% of the revenue from white-label system users (roll out to 30,000 customers expected in H2 2020).

* Revenue Generating Users are users which have generated at least one commission for UCapture.

** UCapture Gross Profit is 33.3% of Revenue



















The UCapture Team

Avery Michaelson
Founder & CEO

- *Entrepreneur, loves market-based solutions to global challenges*
- *13-years on Wall Street; Magna Cum Laude, Wharton, Univ. of Pennsylvania*

Mark Siadat
CTO

- *Full-stack software developer, worked at both start-ups and large enterprises*
- *Worked at Tipsy pre-acquisition; BS in Mathematics, Arizona State University*

Mara Soo
University Programs

- *Manages University relationships and Campus Ambassador program*
- *Joined full-time after being a top Campus Ambassador, loves nature*

Affiliate Marketing (25,000+)

Expedia, Walmart, NORDSTROM, AVIS, Microsoft, FANDANGO, American Eagle Outfitters, macy's, priceline.com, ORBITZ, GROUPON, AIRFRANCE, Marriott International, Go Daddy, Hilton, intuit turbotax, airbnb, vistaprint

Institutional Programs (100+)

south pole, World Ocean Observatory, RPCVs for Environmental Action, GreenLight Solutions, Ocean Generation, SPOTLESS, Villanova University, Duke University, Colorado College, Goucher college, Washington College, Virginia Tech, Wake Forest University, Kenyon College, Furman University, Penn University of Pennsylvania, Brandeis, Radford University

Campus Ambassadors

100+ college students working to engage their community, paid commissions only

Partners & Advisors

Network of professionals who spread UCapture for climate change objectives

Current Investors

Startupbootcamp, ReThink sustainability

Capital History & Current Raise

UCapture is a **revenue generating business** with **global appeal and potential**, now we seek capital to **complete our product suite** and then ramp up marketing.



Angel
2016-2018
Tech Accelerator
Q1 2019
Seed
"Finish Product Suite"
Q1 2020
Series A
"Scale Users"
(expected)
2H 2021

Closing Seed Round, Q1 2020. Funds used to cover development costs for our **Mobile App** and **Card-Linked Solution**, plus 1.5 years of Opex.

EXHIBIT E
Video Transcript

<u>UCapture Video Transcripts</u>

1. **UCapture Demo Day Pitch at Startupbootcamp**

Well, again, I'm Avery Michaelson the Founder of UCapture. I'm here to talk to you today about climate change. It's the biggest problem facing humanity. We have to do something about it.

I'm also here to talk to you about a solution for climate change and that's UCapture.

Perhaps most importantly, I hope to get you engaged in this solution right here so you can start doing your part to help the environment.

Now, we all know that climate change is happening. In fact, it's not a problem for elsewhere, it's a problem right here in Australia.

In just the three months that I've been here, we've witnessed wildfires and heat waves and I've seen your national treasure, the Great Barrier Reef, being destroyed by coral bleaching.

It's also not a problem for the future. It's a problem right now. We all should view this as a moral imperative to solve climate change for the next generations.

Now, interestingly, we actually know what is causing climate change. It's man-made greenhouse gas emissions. Our consumption, plane flights, driving cars, using energy.

Fortunately, we also know how to solve climate change. Show of hands if you know what carbon offsets are.

All right, I see a lot of hands going up. That means the awareness of the solution is pretty high. That's fantastic.

I'll tell you what they are, for those who didn't know. Carbon offsets are environmental projects like reforestation, methane capture and renewable energy that are reducing greenhouse gas emissions and combating climate change.

Now raise your hand again if you're buying enough carbon offsets to make yourself carbon neutral. Okay.

And that's okay. I'm going to put forth that there are three reasons why that's happening. Three problems that we must overcome.

First off, nobody wants to pay for it, okay? Secondly, we're reluctant to change our behavior. And third, we require incentives to take action.

Introducing UCapture. We're solving all three of those problems by being the easy, fun and free way to combat climate change.

And that's a big statement. So, let me explain how it works.

Our CTO, Mark Siadat, has developed a really powerful browser extension that can be installed on Chrome and Firefox on your computer with just three clicks.

We've partnered with 7,500 of the largest online retailers. There's some big names here in Australia including Woolworths and Cotton On and GoDaddy.

That browser extension is going to activate when you visit one of those partner sites with just one click.

Now what that's doing is getting those partners to pay us a commission when you shop. That doesn't increase your price at all, and we use two-thirds of that money to fund the carbon offset projects, reducing the carbon footprint of your consumption at no extra cost.

Now to make it rewarding our browser extension is also providing you thousands of coupon codes. This way you're going to be able to save money on your shopping as well.

That's why our slogan is Save Money, Save the Planet, UCapture.

2. **Welcome to UCapture #LiveCarbonNeutral**

Welcome to UCapture – the Easy, Fun and Free way to #LiveCarbonNeutral

Your consumption creates greenhouse gas emissions, which causes global warming.

This is having disastrous consequences for humans and the planet.

Fortunately, UCapture reduces the environmental impact of your shopping, at no cost to you.

When you use our technology to shop, our partners will contribute a portion of your purchase to projects that reduce greenhouse gases.

This doesn't increase your price at all. But UCapture does provide thousands of coupon codes, so you can save money, and save the planet.

Getting started is easy. Just create an account. Install our browser extension, and download our App.

UCapture. Welcome to your Carbon Neutral lifestyle.

3. **UCapture is making Startupbootcamp Media DemoDay Carbon Neutral**

My name is Bas Rogaar, I'm the Managing Director of the Media Accelerator Program at Startupbootcamp in Amsterdam.

Hi, I'm Avery Michaelson, the Founder and CEO of UCapture.

As climate change is a concern for many, we at Startupbootcamp Amsterdam aim to do our part by making our Demo Day carbon neutral.

UCapture is a browser extension that gets 25,000 stores to fund carbon offset projects, at no cost to you, when you shop online.

This message is not only to sustain the environment, but also to support an Alumni of SBC Australia.

You can take part by joining UCapture through the link above. We'll instantly offset 100 kilograms of CO2. This is offsetting your carbon footprint of participating in the Demo Day event.

Also, you'll continue to reduce your carbon footprint further by using UCapture.

I encourage anyone seeing this message, and especially those visiting our Demo Day on November 14th, to sign up for UCapture.

Thanks for doing your part to help the environment. Help Startupbootcamp go greener.

4. **UCapture Funds the Arcata Forestry Project**

Arcata Community Forest is a prospering 790-acre woodland tract in Humboldt County, California. The forest provides recreational and educational opportunities for the local community.

To prevent the forest from deforestation, the City of Arcata purchased the land from private owners. Now the forest absorbs an additional 2,500 tons of CO2 per year, according to the Climate Action Reserve. This has an environmental benefit equal to removing 500 cars from the road per year

Forestry projects, like Arcata, save trees and offset carbon dioxide in 3 main ways:
1. Reforestation: creating and re-establishing forests
2. Avoided Conversion: saving forests at high risk of deforestation
3. Improved Management: managing forests to increase productivity and age

You can help UCapture fund these projects, for free, when you shop with any of our 25,000+ online partners.

Welcome to your #CarbonNeutral lifestyle.